Exhibit 1.01
Valmont Industries, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2019

INTRODUCTION

Valmont Industries, Inc.is a diversified global producer of highly-engineered fabricated metal products. In Valmont’s Engineered Support Structures (ESS) segment, Valmont is a leading producer of steel, aluminum and composite poles, towers and components for the global lighting, traffic and wireless communications markets. The ESS segment also produces engineered access systems, highway safety products, and integrated structure solutions for smart cities. Valmont’s Utilities Support Structures (Utility) segment manufactures steel and concrete pole structures for global utility transmission, distribution and generation platforms primarily in the United States. The Utility segment also produces complex steel energy generation structures and engineered solar tracking solutions sold outside the United States and engineered solar tracking solutions globally. Valmont’s Irrigation segment is a global producer of mechanized irrigation systems, provider of water management solutions for large-scale production agriculture, and technology for precision agriculture. Valmont’s Coatings segment provides global galvanizing, painting and anodizing services to preserve and protect metal products. This Report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and statements issued by the Securities and Exchange Commission for the reporting period from January 1 to December 31, 2019.

This Report relates to the process undertaken for Valmont products that were manufactured, or contracted to be manufactured, during calendar year 2019 and that may contain gold, tantalum, tin and tungsten.

Valmont Policy

Valmont supports the objective of preventing armed groups in the Democratic Republic of the Congo (DRC) or adjoining countries from benefitting from sourcing of conflict minerals from that region. Conflict minerals include gold, tin, tantalum, and tungsten (collectively, the “3TG”). The Dodd-Frank Act and related SEC rules require public companies to report to the SEC the presence of conflict minerals originating in the DRC or adjoining countries in the products they manufacture or contract to manufacture if the conflict minerals are necessary to the functionality or the production of a product.
Valmont does not source conflict minerals directly from smelters or mines. Valmont evaluates its product line to determine which components of its products supplied by third parties may contain any of the 3TG necessary to product functionality or production. When Valmont determines a third party component contains any of these minerals, it surveys the suppliers of the product component on their sourcing, using an industry-approved survey for conflict minerals.
Valmont is committed to responsible conflict-free sourcing and to working with its suppliers to ensure they share this philosophy and are engaged in responsible conflict-free sourcing.

Exhibit 1.01
DUE DILIGENCE

Design of Due Diligence
Valmont designed its due diligence measures in all material respects to conform to the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on tantalum, tin, tungsten and gold.

Due Diligence Performed

In connection with identifying and assessing 3TG in the supply chain, Valmont engages in meetings with its internal management of group presidents and selected engineers to determine if any 3TGs were necessary to the functionality of Valmont products or production. This evaluation included an analysis of components purchased by Valmont necessary for the production of its products. The evaluation was designed to ascertain:

a.if any of the 3TG were contained in any products produced at Valmont manufacturing facilities or used in the production process;

b.if any of the 3TG were necessary to the functionality or necessary to the production of a product manufactured or contracted to be manufactured at Valmont manufacturing facilities; and

c.if any of the 3TG were contained in any products, used in the production process, or necessary to the functionality or production then whether any of the used 3TG were sourced from or originated from the DRC or an adjoining country.

Based on its evaluation, Valmont determined that gold, tantalum and tin may be present in certain circuit boards, and related connectors and capacitors, manufactured by its suppliers and used in Valmont’s irrigation product line.

The suppliers from whom Valmont purchased in excess of a minimum value threshold of products were asked to undertake the following actions:

a.Determine if any of their products / components contain tin, tungsten, tantalum, and / or gold.

b.Identify all the smelters in their supply chain that supply tin, tantalum, tungsten, and / or gold (and if the supplier did not source directly from smelters, then pass the request up its supply chain).

c.Complete and return the EICC/GeSI Conflict Mineral Reporting Template.

The EICC/GeSI Conflict Minerals Reporting Template used by Valmont is an industry-standard survey template for conflict minerals. Valmont advised the suppliers that ultimately Valmont intended to assure itself that products and components in its supply chain do not contain metals that have contributed to the conflict in the DRC and adjoining countries.

Exhibit 1.01
Due Diligence Responses

Responses were received from the suppliers of the electrical components purchased by Valmont’s irrigation division in 2019. The majority of the suppliers responded, and indicated that one or more of 3TG is necessary to the functionality of the electrical components they supply to us. Valmont’s revenues in 2019 were in excess of $2.8 billion and its purchases from the relevant suppliers for all products, including products without 3TG, were approximately $20.9 million. Suppliers provided smelter/refiner information on hundreds of smelters/refiners and advised that they were continuing efforts to collect smelter/refiner data from their suppliers. Some suppliers did not respond notwithstanding repeated inquiry by Valmont. Valmont is unable to determine conclusively the countries of origin of the 3TG.

Steps To Be Taken To Mitigate Risk

Valmont continues to enhance its due diligence process, and in accordance with its policy, is working to improve communications with its suppliers to mitigate the risk that the necessary 3TG contained in its products could benefit armed groups in the DRC or adjoining companies.